Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA anticipates significant negative impact on 2021 net income due to accelerated impact of Covid-19 related excess mortality on its patient population

Based on preliminary numbers Fresenius Medical Care confirms achievement of its 2020 financial targets, with net income (attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) slightly above the top end of the target range. Earnings development was impacted negatively in Q4 by an impairment in the Latin America segment of approximately EUR 195 million, which is treated as a special item.

Fresenius Medical Care hereby informs the market early on its indicative preliminary assumptions for the development of the net income in fiscal year 2021.

The significant acceleration in November and December 2020 of Covid-19 related patient excess mortality is expected to continue into 2021. In addition, the Company anticipates the associated cost for safety measures for patients and employees to remain at a high level. Fresenius Medical Care continues to monitor the further development of mortality, the adoption and speed of roll out of vaccinations as well as government relief measures and to closely evaluate opportunities to adjust its cost base.

Against this backdrop, Fresenius Medical Care anticipates, based on early indications and before special items, such as potential restructuring measures, and on a constant currency basis, revenue growth of up to mid-single digits and assumes net income (attributable to shareholders of Fresenius Medical Care AG & Co. KGaA) to decline by up to 25 percent.

The mid-term targets through 2025, as defined in October 2020, remain unchanged.

Fresenius Medical Care AG & Co. KGaA erwartet deutlich negative Auswirkungen auf das Konzernergebnis 2021 aufgrund der Covid-19-bedingten erhöhten Übersterblichkeit auf seine Patientengruppe

Auf der Basis vorläufiger Zahlen bestätigt Fresenius Medical Care, dass die Finanzziele für 2020 erreicht wurden. Das Konzernergebnis, das auf die Anteilseigner der Fresenius Medical Care AG & Co. KGaA entfällt, liegt knapp über dem oberen Ende der Zielbandbreite. Die Ergebnisentwicklung im vierten Quartal wurde negativ beeinflusst durch eine Wertberichtigung in Höhe von rund EUR 195 Mio. im Segment Lateinamerika, die als Sondereffekt behandelt wird.

Fresenius Medical Care informiert den Markt hiermit frühzeitig über seine indikativen vorläufigen Annahmen für die Entwicklung des Konzernergebnisses im Geschäftsjahr 2021.

Die deutliche Erhöhung der Covid-19-bedingten Patientenübersterblichkeit im November und Dezember 2020 wird sich voraussichtlich im Jahr 2021 fortsetzen. Darüber hinaus geht das Unternehmen davon aus, dass die damit verbundenen Kosten für Sicherheitsmaßnahmen für Patienten und Mitarbeiter hoch bleiben werden. Fresenius Medical Care wird die weitere Entwicklung der Sterblichkeit, die Umsetzung und Schnelligkeit bei der Einführung von Impfungen sowie staatliche Entlastungsmaßnahmen laufend beobachten und Möglichkeiten zur Anpassung der Kostenbasis sorgfältig prüfen.

Vor diesem Hintergrund erwartet Fresenius Medical Care auf der Grundlage erster Indikationen und vor Sondereffekten (wie z. B. möglichen Restrukturierungsmaßnahmen) und auf der Basis konstanter Wechselkurse ein Umsatzwachstum im mittleren einstelligen Bereich und geht von einem Rückgang des Konzernergebnisses, das auf die Anteilseigner der Fresenius Medical Care AG & Co. KGaA entfällt, um bis zu 25 Prozent aus.

Der im Oktober 2020 definierte Mittelfristausblick bis 2025 bleibt unverändert.